Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: September 30, 2015

Rentrak Website FAQ

1.	What did comScore and Rentrak announce?

On Tuesday, September 29, 2015, comScore and Rentrak announced that the companies have entered into a definitive agreement for Rentrak to merge with comScore. We’re combining our companies with the goal of defining and delivering the next-generation cross-platform measurement system that serves as the basis for trusted transactions between buyers and sellers of advertising. This is something the industry has long been asking our companies for, and both comScore and Rentrak have been working to deliver. We’re excited to offer future solutions to our joint clients that measure the way content is actually consumed across platforms and screens. This will ultimately help them make better, more informed decisions with relevant insights.

2.	What is the rationale behind the merger?

We believe the combination of comScore and Rentrak uniquely positions the company to deliver new products that address what the industry has been asking both our companies for: a new, comprehensive cross-platform measurement system that accounts for all the ways in which content is consumed. Our businesses are highly complementary, and our combined products, measurement assets, and human capital are greater than the sum of our individual parts.

3.	Who is comScore?

comSocre is a global media measurement and analytics company that helps media buyers and sellers understand and make decisions based on how consumers use different media, such as TV, video, mobile, desktop and more.

4.	What will Rentrak shareholders receive under the terms of the merger agreement?

Pursuant to the terms of the merger, which has been unanimously approved by the Boards of Directors of both companies, Rentrak will merge into a wholly-owned subsidiary of comScore, and each share of Rentrak will be converted into the right to receive 1.15 shares of comScore. Upon completion of the merger, comScore shareholders are expected to own approximately 66.5% and Rentrak shareholders are expected to own approximately 33.5% of the combined company on a fully diluted basis.

5.	Does the merger require comScore and/or Rentrak shareholder approval?

Approval is needed from the shareholders of both companies. comScore will file a Form S-4 (the “Registration/Joint Proxy Statement”), which will include a registration statement and prospectus with respect to comScore’s shares to be issued in the merger and a joint proxy statement of Rentrak and comScore in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE.

6.	When will the merger close?

It is anticipated that the transaction will close in early 2016, pending regulatory, shareholder and other customary approvals.

7.	Will the name of the company and its stock symbol change?

The combined company will operate under the name comScore, and the stock ticker will be SCOR (NASDAQ).

8.	As a Rentrak shareholder, what do I need to do?

You do not need to do anything at this point in time. As the transaction progresses, you will receive additional information about your shares.

9.	Where can Rentrak shareholders get additional information about the merger agreement?

The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by comScore or Rentrak with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of Rentrak will be able to obtain free copies of the Registration/Joint Proxy Statement from Rentrak by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Avenue, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor

Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.